Exhibit 99.1

TRANSLATION FROM THE FRENCH VERSION FOR INFORMATION PURPOSES ONLY

This press release does not constitute an offer to purchase any securities. The offer described hereinafter may only be opened after the clearance of the French stock market authority.

PRESS RELEASE RELATING TO THE FILING OF THE PROPOSED PUBLIC BUY-OUT OFFER FOLLOWED BY A SQUEEZE-OUT

RELATING TO THE SHARES AND BONDS CONVERTIBLE INTO NEW SHARES OR EXCHANGEABLE FOR EXISTING SHARES (OCEANES) OF THE COMPANY

INITIATED BY

NOKIA CORPORATION

PRESENTED BY

PRICE OF THE OFFER:

3.50 euros per Alcatel Lucent share

4.51 euros per Alcatel Lucent 2019 OCEANE

4.50 euros per Alcatel Lucent 2020 OCEANE

DURATION OF THE OFFER:

10 trading days

This press release relating to the filing, on September 6, 2016, with the French stock market authority (Autorité des marchés financiers) (the “AMF”) of the public buy-out offer followed by a squeeze-out relating to the shares and OCEANEs of Alcatel Lucent, is prepared and published jointly by Nokia and Alcatel Lucent in accordance with the provisions of Articles 231-16 and 231-17 of the general regulation of the AMF (the “AMF General Regulation”).

IMPORTANT NOTICE

Subject to the clearance decision of the AMF, following the public buy-out offer, the squeeze-out procedure provided by Article L. 433-4, II of the Monetary and Financial Code will be implemented. The Alcatel Lucent shares and OCEANEs not tendered into the public buy-out offer will be transferred on the trading day following the expiration date of the public buy-out offer to Nokia, in consideration for a compensation of 3.50 euros per Alcatel Lucent share, 4.51 euros per Alcatel Lucent 2019 OCEANE and 4.50 euros per Alcatel Lucent 2020 OCEANE, net of all costs.

THIS OFFER AND THE DRAFT JOINT OFFER DOCUMENT

REMAIN SUBJECT TO APPROVAL BY THE AMF

The draft joint offer document is available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www5.alcatel-lucent.com). Copies of the draft joint offer document may be obtained free of charge from:

Nokia Karaportti 3 FI-02610 Espoo Finland	Alcatel Lucent 148-152, route de la Reine 92100 Boulogne-Billancourt France	Société Générale CORI/COR/FRA 75886 Paris Cedex 18 France

In accordance with Article 231-28 of the AMF General Regulation, the information documents relating, in particular, to the legal, financial and accounting characteristics of Nokia and Alcatel Lucent will be filed with the AMF and made available to the public, no later than the day preceding the opening of the public buy-out offer, on the same terms.

1.	PRESENTATION OF THE OFFER

Pursuant to Section III of Book II, specifically Articles 236-3 and 237-1 of the AMF General Regulation, Nokia Corporation, a company organized and existing under the laws of Finland, registered in the Finnish Trade Register under number 0112038-9, with registered office at Karaportti 3, FI-02610 Espoo, Finland (“Nokia” or the “Offeror”), whose shares are admitted to trading on Nasdaq OMX Helsinki Ltd. (“Nasdaq Helsinki”) and on Compartment A of the regulated market of Euronext Paris (“Euronext Paris”) under ISIN code FI0009000681, and, in the form of American Depositary Shares (“ADSs”), on the New York Stock Exchange (“NYSE”), irrevocably proposes to the shareholders and holders of OCEANES of Alcatel Lucent, a public limited company (société anonyme) with a share capital of 176 966 565.70 euros as of August 31, 2016, divided into 3 539 331 314 shares with a nominal value of 0.05 euro each, having its registered office at 148/152 route de la Reine, 92100 Boulogne-Billancourt, France, registered in the Nanterre Trade and Companies Register under number 542 019 096 (“Alcatel Lucent” or the “Company”), to purchase pursuant to this public buy-out offer (the “Public Buy-Out Offer”), which will be immediately followed by a squeeze-out procedure (the “Squeeze-Out”, and together with the Public Buy-Out Offer, the “Offer”):

•	all shares of the Company listed on Euronext Paris (Compartment A) under ISIN code FR0000130007, symbol “ALU” (the “Shares”) at the unit price of 3.50 euros;

•	all 2019 OCEANEs (as defined in Section 2.4.1 of the draft joint offer document) of the Company listed on Euronext Paris under ISIN code FR0011948306, symbol “YALU1”, at the unit price of 4.51 euros;

•	all 2020 OCEANEs (as defined in Section 2.4.1 of the draft joint offer document) of the Company listed on Euronext Paris under ISIN code FR0011948314, symbol “YALU2”, at the unit price of 4.50 euros.

The 2019 OCEANEs and the 2020 OCEANEs are collectively referred to as the “OCEANEs” and, together with the Shares, the “Securities”.

As of the date of the draft joint offer document, Nokia directly holds 3 373 845 309 Shares representing 95.32% of the share capital and 95.25% of the voting rights of Alcatel Lucent on the basis of a total number of 3 539 331 314 Shares and 3 541 996 443 voting rights of Alcatel Lucent calculated pursuant to Article 223-11 of the AMF General Regulation, as well as 82 608 794 of the 2019 OCEANEs representing 92.46% of the outstanding 2019 OCEANEs, and 22 233 534 of the 2020 OCEANEs representing 81.66% of the outstanding 2020 OCEANEs. Nokia also holds 95.15% of the Alcatel Lucent Shares on a fully diluted basis.

The Offer targets:

•	all Shares not held by the Offeror:

•	which are already issued, being, to the knowledge of the Offeror at the date of the draft joint offer document, 165 486 005 Shares, representing 4.68% of the share capital and 4.67% of the theoretical voting rights of the Company;

•

which may be issued before the expiration date of the Public Buy-Out Offer following (i) the conversion of OCEANEs (being, to the knowledge of the Offeror at the date of the draft joint offer document, a maximum number of 11 731 972 Shares), (ii) the exercise of Alcatel Lucent stock options not covered by a liquidity agreement (being, to the knowledge of the Offeror at the date of the draft joint offer document, a maximum number of 12 876 556 Shares) or (iii) the vesting of Alcatel

Lucent performance shares not covered by a liquidity agreement (being, to the knowledge of the Offeror at the date of the draft joint offer document, a maximal number of 345 842 Shares);

the sum of the foregoing being equal to, to the knowledge of the Offeror at the date of the draft joint offer document, a maximum number of 190 440 375 Shares;

•	all of the 2019 OCEANEs not held by the Offeror, being, to the knowledge of the Offeror at the date of the draft joint offer document, 6 739 521 2019 OCEANEs; and

•	all of the 2020 OCEANEs not held by the Offeror, being, to the knowledge of the Offeror at the date of the draft joint offer document, 4 992 451 2020 OCEANEs.

The Alcatel Lucent Performance Shares (as defined in Section 2.4.3 of the draft joint offer document) which remain unvested at the expiration date of the Public Buy-Out Offer are not targeted by the Offer. However, the Performance Shares vested but subject to a holding period and not covered by a liquidity agreement at the expiration date of the Public Buy-Out Offer are targeted by the Offer. These Performance Shares cannot be tendered into the Public Buy-Out Offer, due to the holding obligation applicable to their beneficiary and unless such holding obligation is removed pursuant to the applicable legal and statutory provisions (disability or death of the beneficiary). These Performance Shares will be subject to the Squeeze-Out that will follow the Public Buy-Out Offer, in accordance with Articles 237-1 and 237-10 of the AMF General Regulation.

To the Offeror’s knowledge, there are no other rights, equity securities or financial instruments that may give access, immediately or in the future, to the share capital or voting rights of the Company.

In the Squeeze-Out, the Shares and OCEANEs not then held by Nokia will be transferred to Nokia in exchange for a compensation which will be the same as the unit price of the Public Buy-Out Offer, i.e. 3.50 euros per Share, 4.51 euros per 2019 OCEANE and 4.50 euros per 2020 OCEANE (each net of all costs).

In accordance with the provisions of Article 231-13 of the AMF General Regulation, Société Générale, as presenting bank of the Offer, guarantees the content and the irrevocable nature of the commitments undertaken by the Offeror in the context of the Offer.

1.1	CONTEXT OF THE OFFER

1.1.1	History of the holding of Nokia in the Company

1.1.1.1	Public exchange offer

On April 15, 2015, Nokia and Alcatel Lucent entered into a Memorandum of Understanding, as amended on October 28, 2015 (the “Memorandum of Understanding”), pursuant to which Nokia filed a public exchange offer for all Alcatel Lucent Shares and all OCEANEs with a maturity date of July 1, 2018 (the “2018 OCEANEs”), all 2019 OCEANEs and all 2020 OCEANEs (the “Public Exchange Offer”). The material events that led to the signing of the Memorandum of Understanding and a summary of the terms of the Memorandum of Understanding are set out in Nokia’s offer document relating to the Public Exchange Offer which received visa No. 15-573 of the AMF and in Alcatel Lucent’s response document relating to the Public Exchange Offer which received visa No. 15-574 of the AMF.

Pursuant to Articles 232-1 et seq. of the AMF General Regulation, Nokia filed with the AMF the proposed Public Exchange Offer on October 29, 2015. The exchange ratios offered in the Public Exchange Offer were 0.5500 Nokia share per one Share, 0.6930 Nokia share per one 2018 OCEANE, 0.7040 Nokia share per one 2019 OCEANE and 0.7040 Nokia share per one 2020 OCEANE. On

November 12, 2015, the AMF declared that the Public Exchange Offer complied with applicable laws and regulations and delivered its visa on Nokia’s offer document relating to the Public Exchange Offer and on Alcatel Lucent’s response document relating to the Public Exchange Offer.

A parallel public exchange offer was made in the United States, on financial conditions identical to those of the Public Exchange Offer, to all holders of ADSs representing Alcatel Lucent Shares then listed on the NYSE, wherever they were located, as well as to all U.S. holders of Alcatel Lucent Shares, 2018 OCEANEs, 2019 OCEANEs and 2020 OCEANEs (The “U.S. Public Exchange Offer”).

The Public Exchange Offer and the U.S. Public Exchange Offer were opened between November 18, 2015, and December 23, 2015 (inclusive), and reopened between January 14, 2016, and February 3, 2016 (inclusive). In the context of these offers, Nokia acquired 2 795 977 950 Shares (including Alcatel Lucent Shares represented by ADSs), 211 579 445 of the 2018 OCEANEs, 57 852 372 of the 2019 OCEANEs and 72 783 038 of the 2020 OCEANEs.

Following the Public Exchange Offer and the U.S. Public Exchange Offer, Nokia held 2 795 977 950 Shares representing, after adjustment of the monthly information of Alcatel Lucent on February 15, 2016 (per the press release of the Company issued on February 22, 2016), 90.34% of the share capital and 90.25% of the voting rights of the Company, 211 579 445 of the 2018 OCEANEs representing 99.62% of the outstanding 2018 OCEANEs, 57 852 372 of the 2019 OCEANEs representing 37.18% of the outstanding 2019 OCEANEs and 72 783 038 of the 2020 OCEANEs representing 68.17% of the outstanding 2020 OCEANEs.

1.1.1.2	Conversion of OCEANEs following the Public Exchange Offer

Following the Public Exchange Offer, on the date of settlement-delivery of the reopened offer, Nokia converted all of the OCEANEs it held.

After this conversion, Nokia held 3 229 781 374 Shares representing, after adjustment of the monthly information of Alcatel Lucent on February 15, 2016 (per the press release of the Company issued on February 22, 2016), 91.53% of the share capital and 91.45% of the voting rights of Alcatel Lucent.

1.1.1.3	Acquisition of Alcatel Lucent Shares and OCEANEs after the Public Exchange Offer

On February 18, 2016, Nokia acquired 11 820 932 Shares through a privately negotiated transaction, at the exchange ratio of the Public Exchange Offer (i.e., 0.5500 Nokia share per one Alcatel Lucent Share).

On March 16, 2016, Nokia entered into an agreement with JPMorgan Chase Bank, N.A., acting as depositary in the Alcatel Lucent American depositary receipts (“ADRs”) program, relating to the acquisition of all the Alcatel Lucent Shares underlying the remaining outstanding ADRs after termination of the ADR program, which occurred on April 25, 2016. Pursuant to this agreement, Nokia acquired 107 775 949 Shares on May 9, 2016, at the exchange ratio of the Public Exchange Offer (i.e., 0.5500 Nokia share per one Alcatel Lucent Share).

On May 12, 2016, Nokia acquired 72 994 133 of the 2019 OCEANEs and 19 943 533 of the 2020 OCEANEs through a privately negotiated transaction, in consideration for the payment of 4.51 euros per 2019 OCEANE and 4.50 euros per 2020 OCEANE.

Between May 9, 2016 and May 31, 2016, Nokia acquired a total of 74 784 Shares at the exchange ratio of the Public Exchange Offer (i.e., 0.5500 Nokia share per one Alcatel Lucent Share), pursuant to liquidity agreements entered into with Alcatel Lucent stock option holders.

Also, between June 1, 2016 and June 14, 2016, Nokia acquired 24 392 270 Shares, 9 614 661 of the 2019 OCEANEs and 2 290 001 of the 2020 OCEANEs, through privately negotiated transactions, in consideration for the payment of 3.50 euros per Share, 4.51 euros per 2019 OCEANE and 4.50 euros per 2020 OCEANE.

As of the date of the joint draft offer document, Nokia directly holds 3 373 845 309 Shares, 82 608 794 of the 2019 OCEANEs and 22 233 534 of the 2020 OCEANEs, representing 95.32% of the share capital and 95.25% of the theoretical voting rights of Alcatel Lucent, and 95.15% of the Shares on a fully diluted basis.

1.1.2	Alcatel Lucent’s share capital ownership

To the Offeror’s knowledge, and on the basis of the information communicated by the Company, the share capital and voting rights of Alcatel Lucent are held as follows as of August 31, 2016:

Shareholders	Capital on the basis of outstanding shares as of August 31, 2016			THEORETICAL voting rights on the basis of outstanding shares as of August 31, 2016(1)		Voting rights EXERCISABLE AT SHAREHOLDERS’ MEETING on the basis of outstanding shares as of August 31, 2016(2)
	Number of shares	% of capital	Double voting rights	Total number of voting rights	% of voting rights	Total number of voting rights	% of voting rights
Nokia Corporation	3 373 845 309	95.32%	—	3 373 845 309	95.25%	3 373 845 309	95.25%
Treasury shares	—	—	—	—	—	—	—
Public	165 486 005	4.68%	2 665 129	168 151 134	4.75%	168 151 134	4.75%

Total	3 539 331 314	100%	2 665 129	3 541 996 443	100%	3 541 996 443	100%

(1)	Theoretical voting rights calculated pursuant to Article 223-11 of the AMF General Regulation. The number of theoretical voting rights is calculated by taking into account the treasury shares held by the Company and its subsidiaries, which do not have voting rights.
(2)	The number of voting rights exercisable at Shareholders’ Meeting is calculated without taking into account the Shares which have no voting rights.

1.2	REASONS FOR THE OFFER

Since Nokia holds more than 95% of Shares on a fully diluted basis and of the Alcatel Lucent voting rights, it filed with the AMF this proposed Public Buy-Out Offer which will be followed by a Squeeze-Out relating to all of the Shares and OCEANEs not held by Nokia, in accordance with the provisions of Article 236-3 of the AMF General Regulation.

The Offer is being done to consolidate Nokia’s ownership of Alcatel Lucent and acquire 100% of Alcatel Lucent to complete the combination of the businesses of the two companies. The Offer will then allow Alcatel Lucent and its subsidiaries to be fully integrated in the Nokia group (together, the “Nokia Group”).

The implementation of the Squeeze-Out will eliminate Alcatel Lucent’s regulatory and administrative obligations related to the admission of its Securities to trading on Euronext Paris and will consequently reduce the related costs.

Minority shareholders and holders of Alcatel Lucent OCEANEs will obtain full and immediate liquidity for their Securities.

The Offeror has appointed Société Générale to carry out a valuation of the Shares and OCEANEs, which is summarized in Section 4 of the draft joint offer document.

Furthermore, pursuant to the provisions of Article 261-1, I and II of the AMF General Regulation, Alcatel Lucent appointed Accuracy, represented by Messrs. Bruno Husson and Henri Philippe, as independent expert (the “Independent Expert”) responsible for assessing the financial conditions of the Offer. The report of the Independent Expert (the “Independent Expert Report”), which concludes that the price proposed to the shareholders and holders of OCEANEs in the context of the Public Buy-Out Offer is fair, is reproduced in full in Section 5 of the draft joint offer document.

1.3	INTENTIONS OF NOKIA OVER THE NEXT TWELVE MONTHS

Shareholders and OCEANEs holders of Alcatel Lucent should refer to Section 1.3 of the draft joint offer document filed on September 6, 2016, for any details on the intentions of Nokia over the next twelve month, and in particular industrial, commercial and financial strategy and policy, employment, composition of the corporate and management bodies of Nokia and Alcatel Lucent, benefits of the Offer for the Company, its shareholders and its holders of OCEANEs, or contemplated synergies.

1.4	AGREEMENTS THAT COULD HAVE A MATERIAL IMPACT ON THE ASSESSMENT OR OUTCOME OF THE OFFER

Other than the Liquidity Mechanism covering the Stock-Options and the Performance Shares described in Section 2.4.4 of the draft joint offer document, to the knowledge of Nokia, no other agreements exist that may have a material impact on the assessment of the Offer or its outcome.

2.	CHARACTERISTICS OF THE OFFER

2.1	TERMS OF THE OFFER

Pursuant to the provisions of Articles 231-13, 236-3 and 237-1 of the AMF General Regulation, on September 6, 2016, Société Générale, acting as presenting bank, on behalf of the Offeror, filed with the AMF both the proposed Offer in the form of a public buy-out offer followed by a squeeze-out (offre publique de retrait suivi d’un retrait obligatoire) relating to the Alcatel Lucent Shares and OCEANEs not held by Nokia and the draft joint offer document.

The Offeror irrevocably undertakes to purchase from Alcatel Lucent’s shareholders and holders of OCEANEs all Shares and OCEANEs targeted by the Offer that are tendered into the Public Buy-Out Offer, at a price of 3.50 euros per Share, 4.51 euros per 2019 OCEANE, and 4.50 euros per 2020 OCEANE, during a 10 trading days period.

The Shares and OCEANEs which are not tendered into the Public Buy-Out Offer will be transferred to the Offeror in the context of the Squeeze-Out on the trading day following the expiration date of the Public Buy-Out Offer, in consideration for 3.50 euros per Share, 4.51 euros per 2019 OCEANE, and 4.50 euros per 2020 OCEANE, net of all costs.

In accordance with Article 231-13 of the AMF General Regulation, Société Générale guarantees the content and the irrevocable nature of the commitments undertaken by the Offeror in the context of the Offer.

2.2	NUMBER AND NATURE OF THE SECURITIES CONCERNED BY THE OFFER

As of the date of the draft joint offer document, Nokia directly holds 3 373 845 309 Shares representing 95.32% of the share capital and 95.25% of the voting rights of Alcatel Lucent, as well as 82 608 794 of the 2019 OCEANEs representing 92.46% of the outstanding 2019 OCEANEs, and 22 233 534 of the 2020 OCEANEs representing 81.66% of the outstanding 2020 OCEANEs. Nokia also holds 95.15% of the Alcatel Lucent Shares on a fully diluted basis.

The Offer targets:

•	all Shares not held by the Offeror:

•	which are already issued, being, to the knowledge of the Offeror at the date of the draft joint offer document, 165 486 005 Shares, representing 4.68% of the share capital and 4.67% of the theoretical voting rights of the Company;

•	which may be issued before the expiration date of the Public Buy-Out Offer following (i) the conversion of OCEANEs (being, to the knowledge of the Offeror at the date of the draft joint offer document, a maximum number of 11 731 972 Shares), (ii) the exercise of Alcatel Lucent stock options not covered by a liquidity agreement (being, to the knowledge of the Offeror at the date of the draft joint offer document, a maximum number of 12 876 556 Shares) or (iii) the vesting of Alcatel Lucent performance shares not covered by a liquidity agreement (being, to the knowledge of the Offeror at the date of the draft joint offer document, a maximal number of 345 842 Shares);

the sum of the foregoing being equal to, to the knowledge of the Offeror at the date of the draft joint offer document, a maximum number of 190 440 375 Shares;

•	all of the 2019 OCEANEs not held by the Offeror, being, to the knowledge of the Offeror at the date of the draft joint offer document, 6 739 521 2019 OCEANEs; and

•	all of the 2020 OCEANEs not held by the Offeror, being, to the knowledge of the Offeror at the date of the draft joint offer document, 4 992 451 2020 OCEANEs.

The Alcatel Lucent Performance Shares (as defined in Section 2.4.3 of the draft joint offer document) which remain unvested at the expiration date of the Public Buy-Out Offer are not targeted by the Offer. However, the Performance Shares vested but subject to a holding period and not covered by a liquidity agreement at the expiration date of the Public Buy-Out Offer are targeted by the Offer. These Performance Shares cannot be tendered into the Public Buy-Out Offer, due to the holding obligation applicable to their beneficiary and unless and unless such holding obligation is removed pursuant to the applicable legal and statutory provisions (disability or death of the beneficiary). However, these Performance Shares will be subject to the Squeeze-Out that will follow the Public Buy-Out Offer, in accordance with Articles 237-1 and 237-10 of the AMF General Regulation.

To the Offeror’s knowledge, there are no other rights, equity securities or financial instruments that may give access, immediately or in the future, to the share capital or voting rights of the Company.

2.3	OFFER PROCEDURE

The proposed Offer has been filed with the AMF on September 6, 2016. A notice of filing will be published by the AMF on its website (www.amf-france.org).

In accordance with the provisions of Article 231-16 of the AMF General Regulation, the draft joint offer document is made available free of charge to the public at the registered offices of the Offeror and the Company, and at Société Générale, and has been published on the websites of the AMF (www.amf-france.org), the Offeror (www.nokia.com) and Alcatel Lucent (www5.alcatel-lucent.com). In addition, a press release relating to the terms of the Offer was issued on September 6, 2016.

This Offer and the draft joint offer document remain subject to approval by the AMF.

After having assessed that the Offer complies with the applicable legal and regulatory provisions, the AMF will publish a duly reasoned clearance decision on its website. This clearance decision will be deemed to constitute a visa of the draft joint offer document.

The joint offer document having received the clearance from the AMF and the “other information” documents relating, in particular, to the legal, financial and accounting characteristics of the Offeror and the Company, will be made available to the public free of charge, pursuant to Article 231-28 of the AMF General Regulation, no later than on the day preceding the opening of the Public Buy-Out Offer, at the registered office of the Offeror, the Company and at Société Générale. The same will also be available on the websites of the AMF (www.amf-france.org), the Offeror (www.nokia.com) and the Company (www5.alcatel-lucent.com).

Pursuant to Articles 231-27 and 231-28 of the AMF General Regulation, a press release indicating the means by which these documents are made available will be published by the Offeror and the Company at the latest on the second trading day following the clearance decision of the AMF regarding the joint offer document, and at the latest on the day preceding the opening of the Public Buy-Out Offer regarding the “other information” documents relating, in particular, to the legal, financial and accounting characteristics of the Offeror and the Company.

Prior to the opening of the Public Buy-Out Offer, the AMF will publish a notice of opening and timetable of the Offer, and Euronext Paris will publish a notice announcing the timetable and the main characteristics of the Public Buy-Out Offer, as well as the condition of implementation of the Squeeze-Out, including the date of its implementation.

2.4	SITUATION OF THE HOLDERS OF OCEANES, HOLDERS OF STOCK OPTIONS, BENEFICIARIES OF PERFORMANCE SHARES, AND SHARES HELD IN A COMPANY MUTUAL FUND

2.4.1	Position of OCEANEs holders

On June 10, 2014, Alcatel Lucent issued 167 500 000 OCEANEs with a maturity date of January 30, 2019 (the “2019 OCEANEs”). The terms and conditions of the 2019 OCEANEs are set out in the securities note included in the prospectus that received the visa No. 14-254 of the AMF on June 2, 2014, established for the issuance of the 2019 OCEANEs and 2020 OCEANEs. The 2019 OCEANEs, which have a par value of 4.11 euros, with an annual interest rate of 0%, and a maturity date of January 30, 2019, are convertible or exchangeable at any time after July 20, 2014, and provide a right to one new or existing Alcatel Lucent Share for every one 2019 OCEANE, subject to the adjustments provided for by the prospectus and pursuant to the conditions of the said prospectus. To the Offeror’s knowledge, 89 348 315 of the 2019 OCEANEs are outstanding at the date of the draft joint offer document, of which 82 608 794 are directly held by the Offeror, representing 94.46% of the outstanding 2019 OCEANEs.

On June 10, 2014, Alcatel Lucent issued 114 499 995 OCEANEs with a maturity date of January 30, 2020 (the “2020 OCEANEs”). The terms and conditions of the 2020 OCEANEs are set out in the securities note included in the prospectus that received the visa No. 14-254 of the AMF on June 2, 2014, established for the issuance of the 2019 OCEANEs and 2020 OCEANEs. The 2020 OCEANEs, which have a par value of 4.02 euros, with an annual interest rate of 0.125%, and a maturity date of January 30, 2020, are convertible or exchangeable at any time after July 20, 2014, and provide a right to one new or existing Alcatel Lucent Share for every one 2020 OCEANE, subject to the adjustments provided for by the prospectus and pursuant to the conditions of the said prospectus. To the Offeror’s knowledge, 27 225 985 of the 2020 OCEANEs are outstanding at the date of the draft joint offer document, of which 22 233 534 are directly held by the Offeror, representing 81.66% of the outstanding 2020 OCEANEs.

2.4.1.1	OCEANEs tendered into the Public Buy-Out Offer

Holders of OCEANEs may tender their OCEANEs into the Public Buy-Out Offer in accordance with the procedures set out in Section 2.5 of the draft joint offer document.

2.4.1.2	Exercise of the OCEANEs conversion/exchange right

According to the terms of the prospectus relating to the issuance of the OCEANEs, holders of OCEANEs may convert/exchange the OCEANEs they hold into/against Alcatel Lucent Shares. In such case, the conversion/exchange ratio applicable to the OCEANEs will not be adjusted as a result of the Offer.

The exercise date of the request to exercise the OCEANEs conversion/exchange right must, in any case, be prior to September 30, 2016 at 5 p.m., Paris time, in order for the Shares to be delivered prior to the expiration date of the Public Buy-Out Offer or, as the case may be, the Squeeze-Out.

If a request to exercise the OCEANEs conversion/exchange right occurs after September 30, 2016 at 5 p.m., Paris time, no Shares will be delivered and the OCEANEs will be covered by the Squeeze-Out.

2.4.2	Position of the holders of Stock Options

The Company has granted stock options (the “Stock Options”) pursuant to several plans during 2007, 2008, 2009, 2010, 2011, 2012 and 2013, the main features of which are set out on pp. 164 et seq. of the 2015 reference document (Document de Référence) of the Company filed with the AMF on April 28, 2016 under No. D. 16-0427 and available on the websites of the Company (www5.alcatel-lucent.com) and the AMF (www.amf-france.org). For the 2014 financial year, it was agreed in the Memorandum of Understanding entered into between Nokia and Alcatel Lucent on April 15, 2015, that the allocation of Stock Options would be replaced by the allocation of Company Shares under conditions similar to the ones described in Section 2.4.2.2 of the draft joint offer document.

To the knowledge of the Offeror, as of August 31 2016, there were 13 076 307 Stock Options outstanding, out of which (i) 199 751 Stock Options are exercisable and covered by a liquidity agreement (as described in Section 2.4.4 of the draft joint offer document) which are therefore not targeted by the Offer, (ii) 12 782 240 Stock Options are exercisable and the Shares resulting from their exercise are immediately transferable and may be tendered into the Public Buy-Out Offer, according to the procedure set forth in Section 2.5 of the draft joint offer document and (iii) 94 316 Stock Options are unvested and not exercisable unless such vesting is accelerated (in particular in case of disability or death of the beneficiary) in which case the Stock Options will be exercisable and the Shares resulting from their exercise will be immediately transferable and may be tendered into the Public Buy-Out Offer, according to the procedure set forth in Section 2.5 of the draft joint offer document. It is contemplated that the Stock Options referred to in (ii) and (iii) be converted into Stock Option Units (see Section 2.4.2.3 of the draft joint offer document).

On September 13, 2016, a proposal will be made to the Alcatel Lucent shareholders at a general meeting to decide the conversion in instruments settled in cash of the Stock Options not yet exercised and not covered by a liquidity agreement (the “Stock Option Units”).

The terms and conditions of these Stock Option Units will be embedded in a Stock Option Units plan which will be adopted by the Company’s board of directors upon delegation from the Company shareholders’ general meeting.

This Stock Option Units plan will provide that the grant date, the vesting period, the exercise price and the exercise period for such Stock Option Units will remain as set out in the Alcatel Lucent Stock Options plan for the Stock Options that are being replaced.

The acquisition of all the rights attached to those Stock Option Units will remain subject to a condition of presence, i.e., the beneficiaries of Stock Option Units shall maintain their position as salaried employees of the Nokia Group, at the expiration date of this acquisition period.

Following the acquisition of the Stock Option Units, the beneficiaries will be able to exercise them at any time during an eight-year period from the granting date of the Alcatel Lucent Stock Options that these Stock Option Units will replace, at the exercise price of the replaced Alcatel Lucent Stock Options. Upon exercise of these Stock Option Units, the beneficiaries will receive, for each Stock Option Unit exercised, an amount in cash equal to the difference between (i) the value of one Alcatel Lucent Share and (ii) the exercise price of the Stock Option Unit increased by any taxes and/or fees applicable to the exercise of the Stock Option Unit.

For purposes of the preceding paragraph, the value of one Share will be equal to the stock price of a Nokia share on Nasdaq Helsinki at the closing of business of the trading day preceding the exercise date multiplied by the exchange ratio of the Public Exchange Offer as adjusted following the decision of Nokia’s shareholders’ general annual meeting held on June 16, 2016 to pay a special dividend of 0.10 euro per Nokia share (i.e., an exchange ratio equal to 0.5610 Nokia share for one Alcatel Lucent Share) and subject to further adjustments in accordance with the terms of the Stock Option Unit Plan.

In certain jurisdictions, the mechanism described above may be adapted to legal, regulatory or any other applicable constraints.

2.4.3	Position of the beneficiaries of Performance Shares

The Company has allocated performance shares (the “Performance Shares”) free of charge within the framework of several plans during 2008, 2009, 2010, 2011, 2012, 2013, 2014, and 2015, the main features of which are set out on pp. 158 et seq. of the 2015 reference document (Document de Référence) of the Company filed with the AMF on April 28, 2016 under No. D. 16-0427, available on the websites of the Company (www5.alcatel-lucent.com) and the AMF (www.amf-france.org).

To the knowledge of the Offeror, as of August 31 2016, there were 9 770 752 unvested Performance Shares (all granted in the context of the plan of September 15, 2014 or July 29, 2015), out of which (i) 9 424 910 unvested Performance Shares are covered by a liquidity agreement (as described in Section 2.4.4 of the draft joint offer document) which are therefore not targeted by the Offer, and (ii) 345 842 unvested Performance Shares are not covered by a liquidity agreement and are targeted by the Offer in the event such vesting is accelerated, in which case the Shares resulting from their vesting may be tendered into the Public Buy-Out Offer, according to the procedure set forth in Section 2.5 of the draft joint offer document or, in the event such Shares are subject to a holding period, will be subject to the Squeeze-Out, according to the procedure set forth in Section 2.6 of the draft joint offer document. In addition, 95 137 vested Performance Shares that remain subject to a holding period which is not expected to expire at the expected expiration date of the Public Buy-Out Offer or the implementation of the Squeeze-Out (all granted in the context of the plan of July 12, 2013) are targeted by the Offer.

On September 13, 2016, a proposal will be made to the Alcatel Lucent shareholders at a general meeting to authorize the board of directors to amend the September 15, 2014 Performance Shares plan to (i) remove the relevant performance condition, (ii) waive, as of August 31, 2016, the presence condition provided for in the rules of the Performance Shares Plan dated September 15, 2014 and (iii) replace the 4-year vesting period of these Performance Shares by a vesting period of two years followed by a 2-year holding period, in accordance with the provisions of the then applicable Article L. 225-197-1 of the French Commercial Code.

However, liquidity agreements were offered to beneficiaries of Performance Shares granted under the plan of September 15, 2014:

•	a liquidity agreement was offered to French tax residents in the context of the Public Exchange Offer (see Section 2.4.4.1 of the draft joint offer document); and

•	more generally, a liquidity agreement was offered to beneficiaries of Performance Shares granted pursuant to the plan of September 15, 2014 before their acceleration in the context of the Offer (see Section 2.4.4.3 of the draft joint offer document).

The acceleration will not apply to beneficiaries of Performance Shares who accepted these liquidity agreements.

Therefore, all the Performance Shares initially granted pursuant to the Performance Shares plan of September 15, 2014, with the exception of those covered by one of the liquidity agreements as described above, will be acquired by their beneficiaries on September 16, 2016 (instead of September 16, 2018).

The Performance Shares which will be acquired on September 16, 2016 cannot be tendered into the Public Buy-Out Offer, due to the holding obligation applicable to their beneficiary and unless such holding obligation is removed pursuant to the applicable legal and statutory provisions (disability or death of the beneficiary). Nonetheless, these Performance Shares will be subject to the Squeeze-Out, in accordance with Articles 237-1 and 237-10 of the AMF General Regulation.

2.4.4	Liquidity mechanism

2.4.4.1	Liquidity offered in the context of the Public Exchange Offer to holders of Stock Options and beneficiaries of Performance Shares allocated before 2015

Pursuant to the Memorandum of Understanding, the Offeror proposed, between November 18, 2015 and December 23, 2015, a liquidity agreement to the French tax residents who, as a result of tax constraints, are beneficiaries of the following plans:

•	Performance Shares Plan No. A0914RUROW and No. A0914RPROW of September 15, 2014;

•	Stock Options Plan No. A0812NHFR2 of August 13, 2012;

•	Stock Options Plan No. A0312COFR2, No. A0312CPFR2, and No. A0312NHFR2 of March 14, 2012.

The liquidity agreement was also offered to Belgian tax residents who are beneficiaries of the Stock Options Plan No. A0713COBE2 dated July 12, 2013, provided that they opted for the taxation of these Stock Options and that they committed to holding these Stock Options in accordance with applicable law.

Pursuant to this liquidity agreement, in the event of (i) a delisting of the Company Shares, (ii) Nokia holding more than 85% of the Company Shares or (iii) an average daily trading volume of Company Shares on Euronext Paris falling below 5 million Shares for 20 consecutive trading days (a “Reduced Liquidity”), the Shares to be received by holders of Stock Options will be automatically exchanged for Nokia shares, or the cash equivalent of the market value of such Nokia shares. This liquidity agreement also provides that, in the event of Reduced Liquidity, the relevant Alcatel Lucent Performance Shares are to be automatically exchanged by Nokia for Nokia shares, or for the cash equivalent of the market value of such Nokia shares, shortly after expiration of the lock-up period.

As from February 12, 2015, at least one of the Reduced Liquidity conditions is fulfilled and thus, the revised performance conditions are now applicable.

The liquidity agreement relating to the Stock-Options plan n° A0812NHFR2 dated August 13, 2012, has already been executed and, between May 9, 2016 and May 31, 2016, Nokia acquired a total of 74 784 Shares according to the exchange ratio of the Public Exchange Offer (i.e., 0.5500 Nokia share per one Alcatel Lucent Share).

A liquidity agreement has also been entered into with the holders of non-vested and vested Stock-Options as described in Section 2.4.2.1 of the draft joint offer document. This liquidity agreement is also settled, as described above, either in Nokia shares or in a cash amount amounting to the market value of such Nokia shares. This liquidity agreement has been accepted by the beneficiaries at the same time they accepted the acceleration agreement.

In addition, a liquidity agreement has been offered between July 25, 2016 and August 26, 2016 to the holders of vested Stock Options not covered by the selling undertaking described in Section 2.4.2.1 of the draft joint offer document and for which the sum of the exercise price and the costs and expenses relating to this exercise and the sale of the Shares resulting from such exercise represented more than 90% of the Alcatel Lucent Share price as of the closing of the last day of the reopened offer period of the Public Exchange Offer on Euronext Paris. This liquidity agreement is also settled, as described above, either in Nokia shares or in a cash amount amounting to the market value of such Nokia shares.

The exchange ratio applicable to these liquidity agreements, which was the same as the exchange ratio of the Public Exchange Offer, i.e., 0.5500 Nokia share per one Alcatel Lucent Share, has been adjusted following the decision taken by the Annual General Meeting of Nokia held on June 16, 2016 to pay a special dividend of 0.10 euro per Nokia share. The exchange ratio is now of 0.5610 Nokia share per one Alcatel Lucent Share. The exchange ratio as adjusted is subject to further adjustments in the event of certain financial transactions performed by Nokia or Alcatel Lucent, in order for the holders of Stock Options and beneficiaries of Performance Shares to obtain the same value in Nokia shares or in cash that they would have obtained had such a transaction not taken place.

Due to legal, regulatory or any other applicable constraints in certain jurisdictions, the liquidity mechanism described above was not offered to certain beneficiaries of Options or only the cash settlement option is available.

2.4.4.2	Liquidity offered to beneficiaries of Performance Shares granted in 2015

Pursuant to the Memorandum of Understanding, the Offeror has agreed to enter into a liquidity agreement with all beneficiaries of Performance Shares granted after April 15, 2015, pursuant to which, in case of a Reduced Liquidity at the date of expiration of the applicable vesting period, all Performance Shares will be automatically exchanged by Nokia for Nokia shares, or for the cash equivalent of the market value of such Nokia shares, shortly after expiration of such vesting period.

The exchange ratio applicable to the liquidity agreement, which was the same as the exchange ratio of the Public Exchange Offer, i.e., 0.5500 Nokia share per one Alcatel Lucent Share, has been adjusted following the decision taken by the Annual General Meeting of Nokia held on June 16, 2016 to pay a special dividend of 0.10 euro per Nokia share. The exchange ratio is now of 0.5610 Nokia share per one Alcatel Lucent Share. The exchange ratio is subject to further adjustments in the event of certain financial transactions of Nokia or Alcatel Lucent, in order for the beneficiaries of Performance Shares to obtain the same value in Nokia shares or in cash that they would have obtained had such a transaction not taken place.

In certain jurisdictions, only the cash settlement option is available in respect of those liquidity agreements due to legal, regulatory or any other applicable constraints.

2.4.4.3	Liquidity offered to beneficiaries of Performance Shares granted in 2013

The Offeror has proposed to the beneficiaries of the Performance Shares granted pursuant to the Performance Shares plan of July 12, 2013 or the Performance Shares plan of September 15, 2014, which were not covered by a liquidity agreement offered to the beneficiaries within the context of the Public Exchange Offer (see Section 2.4.4.1 of the draft joint document), a liquidity agreement pursuant to which the Performance Shares held by the beneficiary will be automatically exchanged, at the end of the vesting period of the Performance Shares or, if applicable, at the end of the holding period of the Performance Shares, by Nokia, at Nokia’s discretion, for either:

•	Nokia shares according to the exchange ratio of the Public Exchange Offer as adjusted following the decision of the Annual General Meeting of Nokia held on June 16, 2016 to pay a special dividend of 0.10 euro per Nokia share (i.e., an exchange ratio equal to 0.5610 Nokia share for one Alcatel Lucent Share) and subject to additional adjustments according to the terms of the liquidity agreement; or

•	an amount in cash equal to the market value of such Nokia shares.

Due to legal, regulatory or any other applicable constraints, the liquidity mechanism described above was not offered to beneficiaries of Performance Shares located in Australia, Iran, Morocco and Saudi Arabia and only the cash settlement option is available in certain jurisdictions.

Holders of such Performance Shares had between September 2, 2016 and September 12, 2016 to accept this proposal.

The beneficiaries of the Performance Shares acquired pursuant to the Performance Shares Plan of July 12, 2013, subject to a holding period, informed the Company that they were not willing to enter into this liquidity agreement.

2.4.5	Position of Shares held by a company mutual fund (fonds commun de placement d’entreprise)

The mutual fund supervisory board (conseil de surveillance du Fonds Commun de Placement Actionnariat) of Alcatel Lucent (“FCP 2AL”), has tendered the Shares it held into the Public Exchange Offer. In January 2016, the FCP 2AL was renamed Fonds Commun de Placement Actionnariat Nokia (“FCP AN”). As of the date of the draft joint offer document, the FCP AN no longer holds any Shares.

2.5	PROCEDURE FOR TENDERING INTO THE PUBLIC BUY-OUT OFFER

The Public Buy-Out Offer will remain open for a 10 trading day period, in accordance with the provisions of Article 236-7 of the AMF General Regulation.

The Public Buy-Out Offer will be conducted through purchases on the market, the settlement-delivery being made as and when the orders are executed, within two trading days after each order is executed. The trading fees (i.e., the brokerage fees and the corresponding VAT) will remain the responsibility of the shareholders and holders of OCEANEs tendering their Securities, it being specified that the compensation offered in the context of the Squeeze-Out will be net of all costs. The member of the buying market, acting for the account of the Offeror, is Société Générale (member 4403).

The Securities tendered into the Public Buy-Out Offer must be freely transferable and free from all liens, pledges and all other security or encumbrance restricting the free transfer of their ownership. The Offeror reserves the right to disregard any Securities tendered into the Public Buy-Out Offer that do not meet this requirement.

The Company shareholders or the holders of OCEANEs whose Shares or OCEANEs are held through a financial intermediary (credit institutions, investment firms, etc.) and who wish to tender their Shares and/or OCEANEs into the Public Buy-Out Offer, on the conditions set forth in the draft joint offer document, must give an order to such financial intermediary to irrevocably sell their Securities in accordance with the form provided by such intermediary no later than on the expiration date of the Public Buy-Out Offer.

The Company shareholders or the holders of OCEANEs whose Shares or OCEANEs are registered in nominative form shall first convert them into bearer form to tender them into the Public Buy-Out Offer. As a consequence, in order to tender their Securities into the Offer, the Company shareholders or the holders of OCEANEs shall request, as soon as possible, from the proxies of the Company (BNP Paribas Securities Services regarding the Shares and CACEIS Corporate Trust regarding the OCEANEs) the registration of their Shares or OCEANEs in bearer form with an authorized intermediary.

2.6	SQUEEZE-OUT, DELISTING FROM EURONEXT PARIS AND DEREGISTRATION

In accordance with the provisions of Articles 237-1 and 237-10 of the AMF General Regulation, following the Public Buy-Out Offer, the Shares and OCEANEs that have not been tendered into the Public Buy-Out Offer, except for the Shares covered by a liquidity agreement, will be transferred to the Offeror (regardless of the country of residence of the holders of such Shares and OCEANEs) in exchange for a compensation of 3.50 euros per Share, 4.51 euros per 2019 OCEANE and 4.50 euros per 2020 OCEANE (net of all costs), on the trading day following the expiration date of the Public Buy-Out Offer.

A notice informing the public of the Squeeze-Out will be published by the Offeror in a newspaper carrying legal notices in the vicinity of the Company’s registered office pursuant to Article 237-3 of the AMF General Regulation.

The amount of the compensation will be transferred, net of all costs, on the trading day following the expiration date of the Public Buy-Out Offer, on a block account opened for this purpose at Société Générale, acting as centralizing agent of the compensation transactions. After the closing of the accounts of the affiliates, Société Générale, upon the presentation of the certificates indicating the balance (attestations de solde) issued by Euroclear France, will transfer to the financial intermediaries holding securities accounts (établissements dépositaires teneurs de comptes) the amount of the compensation due to them, and the latter will credit the accounts of the relevant Alcatel Lucent shareholders and holders of OCEANEs for the compensation that is due to them.

In accordance with Article 237-6 of the AMF General Regulation, unallocated funds for the compensation of Shares and OCEANEs whose legal beneficiaries remain unknown will be retained by Société Générale for a period of ten (10) years from the date of the Squeeze-Out and transferred to the Caisse des dépôts et consignations upon the expiry of this period. These funds will be made available to the legal beneficiaries subject to the thirty-year limitation period, after which they will be transferred to the French State.

The Alcatel Lucent Shares and OCEANEs will be delisted from the regulated market of Euronext Paris the trading day following the expiration date of the Public Buy-Out Offer, date of implementation of the Squeeze-Out.

As promptly as practicable following completion of the Squeeze-Out and subject to applicable law, the Offeror intends to cause the Company to deregister the Alcatel Lucent Shares from the U.S. Securities and Exchange Commission and terminate the reporting obligations of the Company under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”).

2.7	INDICATIVE TIMETABLE OF THE OFFER

Prior to the opening of the Public Buy-Out Offer, the AMF will publish a notice of opening and timetable of the Offer (avis d’ouverture et de calendrier), and Euronext Paris will publish a notice setting out the characteristics and timetable of the Public Buy-Out Offer as well as the conditions of implementation of the Squeeze-Out, and in particular its implementation date.

An indicative timetable is set forth below:

September 6, 2016	•	Filing of the proposed Offer and the draft joint offer document with the AMF

	•	Draft joint offer document made available to the public and published on the websites of the AMF (www.amf-france.org), of the Offeror (www.nokia.com) and of Alcatel Lucent (www5.alcatel-lucent.com)

	•	Dissemination by the Offeror and the Company of a joint press release relating to the filing of the proposed Offer

September 20, 2016	•	Clearance decision of the Offer by the AMF constituting a visa of the joint offer document

	•	Joint offer document made available to the public and published on the websites of the AMF (www.amf-france.org), of the Offeror (www.nokia.com) and of Alcatel Lucent (www5.alcatel-lucent.com)

September 21, 2016	•	Filing of the “Other information” document by the Offeror and the Company with the AMF

	•	“Other information” documents made available to the public and published on the websites of the AMF (www.amf-france.org), of the Offeror (www.nokia.com) and of Alcatel Lucent (www5.alcatel-lucent.com)

	•	Dissemination by the Offeror and the Company of a joint press release relating to the availability of the joint offer document approved by the AMF and of the “Other information” documents

September 22, 2016	•	Opening date of the Public Buy-Out Offer

October 5, 2016	•	Expiration date of the Public Buy-Out Offer

October 6, 2016	•	Publication by the AMF of a notice relating to the final result of the Public Buy-Out Offer

October 6, 2016	•	Implementation of the Squeeze-Out and delisting of the Shares and OCEANEs from the regulated market of Euronext Paris

2.8	FINANCING AND COSTS OF THE OFFER

2.8.1	Costs linked with the Offer

The total fees, costs and expenses incurred by the Offeror in connection with the Offer, including commissions, fees and other costs related to external financial, legal and accounting advice and of any other experts and consultants, as well as communication costs, is estimated to be approximately EUR 10 million, excluding tax.

2.8.2	Financing of the Offer

The maximum cash outlay for the acquisition of all the Alcatel Lucent Securities targeted by the Offer, on the basis of the Offer price of 3.50 euros per Share, 4.51 euros per 2019 OCEANE and 4.50 euros per 2020 OCEANE, will be 678 340 679.71 euros (excluding the related costs and expenses).

The Offer will be fully financed by Nokia’s own funds.

2.9	RESTRICTIONS CONCERNING THE OFFER OUTSIDE OF FRANCE

2.9.1	General

The Offer is being made exclusively (i) in France and (ii) in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) and, to the extent applicable, Rule 13e-4(h)(8) of the Exchange Act.

The draft joint offer document is not intended to be distributed in any country other than France and the United States.

The Offer is not subject to the control and/or authorization of any regulatory authority whatsoever outside France and the United States and no steps will be taken for that purpose. Holders of Shares and OCEANEs outside of France and the United States cannot participate in the Public Buy-Out Offer unless they are permitted to do so pursuant to the local law applicable to them. Participation in the Public Buy-Out Offer and the distribution of the draft joint offer document may be subject to restrictions outside of France and the United States. The Public Buy-Out Offer is not directed, directly or indirectly, to persons who are subject to such restrictions. Persons who are in possession of the draft joint offer document must comply with the restrictions in force in their countries. Failure to comply with such restrictions may constitute a breach of applicable laws and regulations.

The Offeror will not bear any responsibility in case of breach by any person of applicable legal or regulatory restrictions.

The draft joint offer document and the other documents relating to the Offer do not constitute an offer to sell or purchase transferable financial instruments or a solicitation of such an offer in any country in which such an offer or solicitation is illegal or to any person to whom such an offer or solicitation could not be duly made. Holders of Shares and OCEANEs located outside of France and the United States can only tender into the Offer if such tender is permitted pursuant to the laws applicable to them.

2.9.2	Important additional information for U.S. holders of Securities

The Offer will be made for the securities of a French company and is subject to French disclosure requirements which are different from those in the United States. The Offer will be made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) and, to the extent applicable, Rule 13e-4(h)(8) of the Exchange Act and otherwise in accordance with the requirements of the French Financial and Monetary Code and the General Regulation of the AMF (as referred to in the draft joint offer document). Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under U.S. domestic tender offer procedures and laws.

The Offeror is not providing any United States income tax advice to shareholders resident in the United States, or otherwise subject to U.S. tax laws. Such persons are solely responsible for determining the tax consequences of (i) participating in the Public Buy-Out Offer and (ii) the Squeeze-Out and are urged to consult their own tax advisors regarding the tax consequences of (i) participating in the Public Buy-Out Offer and (ii) the Squeeze-Out in light of their particular circumstances including the tax consequences under state, local and non-U.S. tax law and the possible effects of changes in tax law.

Because the Offeror is located in a non-U.S. jurisdiction, and some or all of its officers and directors are residents of non-U.S. jurisdictions, it may be difficult for a U.S. holder of Securities to enforce its rights or pursue a claim arising out of the U.S. federal securities laws. U.S. holders of Securities may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

While the Public Buy-Out Offer is being made available to holders of Shares and OCEANEs in the United States, the right to tender is not being made available in any jurisdiction within the United States in which the making of such Public Buy-Out Offer or the right to tender such Shares and OCEANEs would not be in compliance with the laws of such jurisdiction.

3.	ASSESSMENT OF THE PRICE OF THE OFFER

The Offer initiated by Nokia relates to Alcatel Lucent shares and OCEANEs.

The Offer prices proposed by the Offeror are fixed at 3.50 euros per Alcatel Lucent share, at 4.51 euros per Alcatel Lucent OCEANE 2019 and at 4.50 euros per Alcatel Lucent OCEANE 2020.

The appraisal of the following Offer prices in Section 4 of the draft joint offer document results from the valuation report developed by Société Générale, acting as presenting bank of the Offer on behalf of Nokia and with full agreement with Nokia, especially for the different valuation methodologies and assumptions retained.

The summary of the elements provided to appraise the Offer prices are reproduced below:

3.1	SUMMARY OF THE ELEMENTS PROVIDED TO APPRAISE THE OFFER PRICE FOR SHARES

Criterias	Price by Alcatel Lucent (share)	Resulting Premium / (Discount)

Share price

Spot price as of 24-Aug-16	3.48	0.5%
Volume-weighted average price over 1 month	3.48	0.5%
Spot price as of 15-Jun-2016(1)	3.46	1.2%
Volume-weighted average price over 3 months	3.46	1.3%
Low (since 11-Feb-16 - EUR)(2)	2.90	20.7%
High (since 11-Feb-16 - EUR)(2)	3.50	—

Acquisition price

Acquisition price for Alcatel Lucent shares purchased by Nokia	3.50	—

Discount of free cash flows

Central case	2.94	19.1%

Trading multiples as of 24-Aug-16

EV / EBIT 2017E	2.93	19.5%
EV / EBIT 2018E	3.04	15.2%

(1)	Day before Nokia announced its intention to file a public buy-out offer in cash for the remaining Alcatel-Lucent securities followed by a squeeze-out
(2)	Day after publication of the reopened offer results

3.2	SUMMARY OF THE ELEMENTS PROVIDED TO ASSESS THE OFFER PRICES FOR OCEANES

	Price by CB (EUR)		Resulting Premium / (Discount)
	CB 2019	CB 2020	CB 2019	CB 2020

Share price

Spot price as of 24-Aug-16	4.39	4.45	2.8%	1.2%
Average 1 month	4.39	4.47	2.8%	0.6%
Spot price as of 15-Jun-16	4.40	4.45	2.5%	1.2%
Average 3 months	4.39	4.45	2.7%	1.1%
Min since the 25-Feb-16 (1)	4.15	4.08	8.7%	10.2%
Max since the 25-Feb-16 (1)	4.46	4.51	1.1%	(0.2%)

Acquisition price

Acquisition price for Alcatel Lucent OCEANEs purchased by Nokia	4.51	4.50	—	—

Theoretical value (central case)

Value based on Alcatel Lucent share price as of 24-Aug-16	4.41	4.41	2.3%	2.2%

(1)	End of the ratchet period (i.e. adjusted conversion ratio in connection with the change of control)

4.	REPORT OF THE INDEPENDENT EXPERT (ARTICLE 261-1, I AND II OF THE AMF GENERAL REGULATION)

In accordance with Article 261-1, I and II of the AMF General Regulation, the firm Accuracy, represented by Messrs. Bruno Husson and Henri Philippe, was appointed as Independent Expert by the board of directors of Alcatel Lucent on July 8, 2016 in order to deliver a report on the financial conditions of the Offer.

This report, established on September 5, 2016, is fully reproduced in the Section 5 of the draft joint offer document.

The conclusions of this report are reproduced below:

“This independent report was prepared in connection with the public buy-out offer in cash initiated by Nokia of the remaining Alcatel-Lucent (“ALU”) shares, 2019 OCEANEs and 2020 OCEANEs, which will be followed by a squeeze-out in cash (the “Offer”). The purpose of this report, which was prepared further to a request by the ALU Board of Directors in accordance with market regulations, is to deliver an opinion on the fairness for ALU minority shareholders and OCEANEs holders of the €3.50 per-share price, the €4.51 per2019 OCEANE and the €4.50 per-2020 OCEANE price proposed by Nokia (“Compensation Prices”).

In the specific context of the Offer, we indicated above the four conditions to be met for the Compensation Prices to be considered as fair.

1.	The Compensation Prices cannot be less than the prices paid by Nokia last May and June to some ALU minority shareholders and OCEANEs holders. This condition is met, since the Compensation Prices correspond precisely to the transaction prices negotiated by Nokia.

2.	The compensation price of €3.50 proposed to the remaining ALU minority shareholders must fall within or above the range of estimates of the fair value of ALU shares (the “Fair Value”). In the case at hand, the Fair Value should include the value of ALU’s businesses on a stand-alone basis and the portion of total synergies expected from the combination between Nokia and ALU businesses attributable to ALU’s shareholders. Among the Fair Value references and estimates, we favour the estimates resulting from the DCF method, i.e. a Fair Value range of €2.17 to €3.08. The compensation price of €3.50 is above this range of values, which means that the second condition is also fulfilled.

3.	The compensation prices of €4.51 and €4.50 proposed for 2019 OCEANEs and 2020 OCEANEs must be at least equal to the fair value of each asset. Based on the midrange of theoretical values obtained for each security using a convertible bond valuation model, i.e. €4.46 for 2019 OCEANEs and €4.45 for 2020 OCEANEs, this third condition is met.

4.	The compensation prices of €4.51 and €4.50 proposed to ALU 2019 and 2020 OCEANEs holders must be consistent with the compensation price of €3.50 proposed to ALU minority shareholders, which means that the former do not imply a breach of the equal treatment regulatory requirement between both categories of stakeholders. Since the level of implied volatility of ALU’s shares by the compensation price of the 2019 OCEANEs and that of the 2020 OCEANEs (respectively 33.9% and 31.9%), are within the range of volatility levels we considered above when estimating the fair value of ALU OCEANEs, there is no breach of the equal treatment regulatory requirement between both categories of stakeholders. The fourth condition is therefore met.

On these bases, we consider that the Compensation Prices proposed by Nokia (i.e. €3.50 per share, €4.51 per 2019 OCEANE and €4.50 per 2020 OCEANE) in the context of the public buy-out offer in cash initiated by Nokia of the remaining Alcatel-Lucent (“ALU”) shares, 2019 OCEANEs and 2020 OCEANEs, which will be followed by a squeeze-out in cash, are fair for ALU minority shareholders and OCEANEs holders.”

5.	REASONED OPINION OF THE BOARD OF DIRECTORS OF ALCATEL LUCENT

In accordance with Article 231-19 of the AMF General Regulation, at its meeting on September 5, 2016, the participating members of Alcatel Lucent’s board of directors unanimously delivered a reasoned opinion (avis motivé) on the benefit of the Offer and its consequences for Alcatel Lucent, the holders of the Securities and Alcatel Lucent’s employees.

The defined terms used in the reasoned opinion below correspond to the defined terms used in the draft joint offer document.

“The present reasoned opinion has been issued by the following members of Alcatel Lucent’s board of directors, who were present: Ms. Carla Cico, Mr. Jean-Cyril Spinetta, Ms. Sylvia Summers and the representatives of Nokia participating to the Alcatel Lucent board of directors, that is to say, Messrs. Risto Siilasmaa, Timo Ihamuotila, Samih Elhage and Marc Rouanne, and Ms. Maria Varsellona, it being specified that Mr. Rajeev Suri was absent and excused, and that the representatives of Nokia present at the meeting made an express mention that they voted only insofar as to prevent a lack of quorum under applicable law and the Company’s bylaws and merely followed, in their vote, the recommendation of the Committee of Independent Directors of Alcatel Lucent’s board of directors held on September 5, 2016.

Alcatel Lucent’s board of directors was reminded that in order to diligently complete its assessment of the Offer and to reach a reasoned opinion on the Offer, it was assisted by Sullivan & Cromwell, as legal advisor to Alcatel Lucent.

In accordance with Article 231-19 of the AMF General Regulation, Alcatel Lucent’s board of directors was required to provide a reasoned opinion on the benefits of the Offer and its consequences for Alcatel Lucent, its holders of Securities and its employees.

The Chairman of the Committee of Independent Directors, Mr. Jean-Cyril Spinetta, noted to the members that Alcatel Lucent’s board of directors had received:

•	the draft joint offer document which will be filed with the AMF and including, in particular, the reasons for the Offer, Nokia’s intentions following completion of the Offer, the terms of the Offer, and the assessment of the price of the Offer (including the price of the Squeeze-Out) prepared by Société Générale, acting as presenting bank in connection with the Offer;

•	the report of Accuracy, which was appointed as independent expert by the Company in accordance with Article 261-1, I and II of the AMF General Regulation, on the financial terms of the Offer; and

•	the draft “other information” documents of Nokia and the Company.

It should be noted that prior to the present meeting of Alcatel Lucent’s board of directors, the members of the Committee of Independent Directors of Alcatel Lucent’s board of directors (i.e., Ms. Carla Cico, Mr. Jean-Cyril Spinetta and Ms. Sylvia Summers) met on September 5, 2016 in order to review and discuss the terms of the proposed Offer, and to formulate a recommendation to Alcatel Lucent’s board of directors based on the Independent Expert Report and on the draft joint offer document. In light of the discussions among its members and the documents reviewed, the Committee of Independent Directors recommended to Alcatel Lucent’s board of directors to issue a positive opinion on the Offer and to recommend to the holders of Securities that they tender their Securities into the Public Buy-Out Offer.

The Chairman of the Committee of Independent Directors reminded the members:

•	of the successful results of the Public Exchange Offer and of the U.S. Public Exchange Offer and that following the settlement and delivery of the reopened Public Exchange Offer and U.S. Public Exchange Offer on February 12, 2016, Nokia held 2 795 977 950 Shares representing, after adjustment of the total number of Alcatel Lucent’s shares and voting rights as disclosed in the monthly information of Alcatel Lucent on February 15, 2016 (per the press release of Alcatel Lucent dated February 22, 2016), 90.34% of the share capital and 90.25% of the voting rights of Alcatel Lucent, 211 579 445 of the 2018 OCEANEs representing 99.62% of the outstanding 2018 OCEANEs, 57 852 372 of the 2019 OCEANEs representing 37.18% of the outstanding 2019 OCEANEs and 72 783 038 of the 2020 OCEANEs representing 68.17% of the outstanding 2020 OCEANEs;

•	that Nokia converted all the OCEANEs it held on the date of settlement and delivery of the reopened Public Exchange Offer, following which Nokia held 3 229 781 374 Shares representing, after adjustment of the monthly information of Alcatel Lucent on February 15, 2016 (per the press release of Alcatel Lucent dated February 22, 2016), 91.53% of the share capital and 91.45% of the voting rights of Alcatel Lucent; and

•	that Nokia completed a series of privately negotiated transactions between February 18, 2016 and June 14, 2016 (as further described in Section 1.1.1.3 “Acquisition of Alcatel Lucent Shares and OCEANEs after the Public Exchange Offer” of the draft joint offer document), as a result of which Nokia crossed the 95% ownership thresholds of share capital and voting rights in Alcatel Lucent and consequently submitted a threshold crossing declaration to the AMF and the Company on June 16, 2016.

The Shares not held by Nokia representing less than 5% of the share capital and voting rights of Alcatel Lucent, and less than 5% of the Alcatel Lucent Shares on a fully diluted basis, Nokia issued a press release on June 16, 2016 whereby it announced its intention to file a public buy-out offer in cash followed by a squeeze-out in cash for the remaining Securities. The Chairman of the Committee of Independent Directors noted to the members of the board of directors that the proposed Offer is expected to be filed with the AMF on September 6, 2016.

The Chairman of the Committee of Independent Directors informed the members that as of August 31, 2016, Nokia held 3 373 845 309 Shares, 82 608 794 of the 2019 OCEANEs and 22 233 534 of the 2020 OCEANEs, representing 95.32% of the share capital and 95.25% of the voting rights of Alcatel Lucent, corresponding to 95.15% of the Shares on a fully diluted basis.

The Chairman of the Committee of Independent Directors informed the members that as a consequence of the Squeeze-Out, the Shares and the OCEANEs will be delisted from Euronext Paris on the trading day following the closing of the Public Buy-Out Offer.

Alcatel Lucent’s board of directors has also taken the following into consideration:

•	Squeeze-Out Compensation. Alcatel Lucent’s board of directors considered that the Shares and OCEANEs not yet held by Nokia and not tendered into the Public Buy-Out Offer will be transferred to Nokia, as part of the Squeeze-Out, in exchange for the same compensation as in the Public Buy-Out Offer, i.e. 3.50 euros per Share, 4.51 euros per 2019 OCEANE and 4.50 euros per 2020 OCEANE (net of all costs).

•	Reduce Operating Costs. Alcatel Lucent’s board of directors considered that the Squeeze-Out would allow Alcatel Lucent to delist the Securities from Euronext Paris and consequently to reduce the regulatory and administrative costs of such listing.

•	Full and Immediate Liquidity. Alcatel Lucent’s board of directors considered that the proposed Offer would allow minority shareholders and holders of OCEANEs to obtain full and immediate liquidity of their Securities.

•	Continuation of the Combination. Alcatel Lucent’s board of directors considered that the further combination of the businesses will continue to benefit to Alcatel Lucent, and in particular, Alcatel Lucent’s board of directors considered the factors in relation to the continuation of the combination process described in Sections 1.3.1 “Industrial, commercial and financial strategy and policy” and 1.3.6 “Contemplated synergies – anticipated economic profits” of the draft joint offer document.

•	Further Integration within the Nokia Group. Alcatel Lucent’s board of directors considered that Nokia started to integrate Alcatel Lucent into the Nokia Group following the Public Exchange Offer according to its commitment previously stated in the public documentation relating to the Public Exchange Offer, and that the Squeeze-Out would facilitate the further integration of the Alcatel Lucent Group into the Nokia Group, which is expected to allow the Alcatel Lucent Group and the Nokia Group to take further steps to realize potential synergies.

•	Draft Joint Offer Document. Alcatel Lucent’s board of directors considered the draft joint offer document prepared jointly by Nokia and Alcatel Lucent, including the reasons for the Offer, Nokia’s intentions following completion of the Offer, the agreements that may have an impact on the Offer, the terms of the Offer and the valuation analysis prepared by Société Générale, acting as presenting bank in connection with the Offer, which Nokia intends to file together with the Offer with the AMF on September 6, 2016.

•	Furnishing of the Offer Documentation to the Securities and Exchange Commission. Alcatel Lucent’s board of directors acknowledged that, because the Offer is being made in the United States and pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) and, to the extent applicable, Rule 13e-4(h)(8) of the Exchange Act, Nokia intends to furnish an English translation of the joint offer document and “other information” documents of Nokia and Alcatel Lucent to the Securities and Exchange Commission on Form CB on the same day the Public Buy-Out Offer is opened.

Based on the Independent Expert Report, Alcatel Lucent’s board of directors also acknowledged that when considering the compensation offered in the Offer to the holders of the Securities, the Independent Expert stated in its Independent Expert Report that:

•	For the price of the Offer regarding the Shares, the 2019 OCEANEs and the 2020 OCEANEs (the “Compensation Prices”) to be considered as fair, the four conditions stated hereinafter have to be met.

1. The Compensation Prices cannot be less than the prices paid by Nokia last May and June to some ALU minority shareholders and OCEANEs holders. This condition is met, since the Compensation Prices correspond precisely to the transaction prices negotiated by Nokia.

2. The compensation price of 3.50 euros proposed to the remaining ALU minority shareholders must fall within or above the range of estimates of the fair value of ALU shares (the “Fair Value”). In the case at hand, the Fair Value should include the value of ALU’s businesses on a stand-alone basis and the portion of total synergies expected from the combination between Nokia and ALU attributable to ALU’s shareholders. Among the Fair Value references and estimates, the Independent Expert favours the estimates resulting from the DCF method, i.e. a Fair Value range of 2.17 euros to 3.08 euros. The compensation price of 3.50 euros is above this range of values, which means that the second condition is also fulfilled.

3. The compensation prices of 4.51 euros and 4.50 euros proposed for 2019 OCEANEs and 2020 OCEANEs must be at least equal to the fair value of each asset. Based on the midrange of theoretical values obtained for each security using a convertible bond valuation model, i.e. 4.46 euros for 2019 OCEANEs and 4.45 euros for 2020 OCEANEs, this third condition is met.

4. The compensation prices of 4.51 euros and 4.50 euros proposed to ALU 2019 and 2020 OCEANEs holders must be consistent with the compensation price of €3.50 proposed to ALU minority shareholders, which means that the former do not imply a breach of the equal treatment regulatory requirement between both categories of stakeholders. Since the level of implied volatility of ALU’s shares by the compensation price of the 2019 OCEANEs and that of the 2020 OCEANEs (respectively 33.9% and 31.9%), are within the range of volatility levels we considered above when estimating the fair value of ALU OCEANEs, there is no breach of the equal treatment regulatory requirement between both categories of stakeholders. The fourth condition is therefore met.

•	On these bases, the Independent Expert considers that the Compensation Prices proposed by Nokia (i.e. 3.50 euros per share, 4.51 euros per 2019 OCEANE and 4.50 euros per 2020 OCEANE) in the context of the public buy-out offer in cash initiated by Nokia of the remaining Alcatel-Lucent (“ALU”) shares, 2019 OCEANEs and 2020 OCEANEs, which will be followed by a squeeze-out in cash, are fair for ALU minority shareholders and OCEANEs holders.

Alcatel Lucent’s board of directors considered that the Independent Expert concluded that the terms of the Offer by Nokia for the Shares and OCEANEs are fair.

Alcatel Lucent’s board of directors considered that the full text of the Independent Expert Report, dated September 5, 2016, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the report, would be fully reproduced in Section 5 “Report of the Independent Expert” of the draft joint offer document available to holders of the Securities.

Finally, Alcatel Lucent’s board of directors reviewed the potential consequences of the Offer on the stakeholders of Alcatel Lucent, including the employees of Alcatel Lucent, and acknowledged the following:

•	Employment in France. Nokia has stated that the commitments in France relating to employment remain materially the same as those described in Nokia’s offer document relating to the Public Exchange Offer, as further described in Section 1.3.2 “Employment” of the draft joint offer document.

•

Employee Arrangements. Pursuant to Alcatel Lucent’s undertakings as stated in Nokia’s offer document relating to the Public Exchange Offer, it was offered to the beneficiaries of unvested Stock Options and unvested Performance Shares to accelerate or waive, under certain conditions, certain terms of their Stock Options or Performance Shares in connection with the Public Exchange Offer. Pursuant to such mechanisms, the beneficiaries had their Stock Options and/or Performance Shares monetized and as such, were not impacted by the lack of liquidity of the Alcatel Lucent Shares resulting from the Public Exchange Offers.

Nokia and Alcatel Lucent have also agreed to enter into liquidity agreements with certain holders of Stock Options and Performance Shares, pursuant to which such holders are entitled to receive either Nokia shares or a cash amount under certain circumstances.

•	Governance of Alcatel Lucent. Following the success of the Public Exchange Offer, and as previously stated in Nokia’s offer document relating to the Public Exchange Offer, the composition of Alcatel Lucent’s board of directors was modified in order to reflect the ownership level of Nokia, these changes having been ratified by Alcatel Lucent’s shareholders’ meeting dated June 21, 2016 which appointed an additional director representing Nokia. As a result, Alcatel Lucent board of directors currently includes Mssrs. Marc Rouanne, Risto Siilasmaa, Rajeev Suri, Timo Ihamuotila, Samih Elhage, and Ms. Maria Varsellona, as representatives of Nokia. In addition, as the mandate of chairman of Alcatel Lucent’s board of directors of Philippe Camus expired, Alcatel Lucent’s board of directors, at its meeting of June 21, 2016, decided to split the positions of Chairman of the board of directors and Chief Executive Officer and, upon the recommendation of the Corporate Governance and Nominating Committee, appointed, as of June 21, 2016, Marc Rouanne as Chairman of the board of directors and Olivier Durand as Chief Executive Officer of the Company. It is anticipated that the composition of Alcatel Lucent’s board of directors will be modified to reflect the shareholding of the Company as a result of the Offer.

As a result of the foregoing, the participating members of Alcatel Lucent’s board of directors, taking into account the factors above, unanimously:

(i)	determined that the proposed Offer, including the terms of the Public Buy-Out Offer as well as the terms of the Squeeze-Out as described in the draft joint offer document, is in the best interest of Alcatel Lucent, its employees and its stakeholders (including the holders of the Shares and the holders of the OCEANEs);

(ii)	approved the terms of the proposed Offer, as well as the draft joint offer document and the “other information” document of the Company;

(iii)	issued a favorable opinion on the Offer and:

a.	recommended that all holders of Shares tender their Shares into the Public Buy-Out Offer;

b.	recommended that all holders of OCEANEs tender their OCEANEs into the Public Buy-Out Offer; and

c.	made the above-mentioned recommendations while acknowledging that, in any case, the Shares and the OCEANEs not tendered into the Public Buy-Out Offer, except for the Shares covered by a liquidity agreement, will be transferred to Nokia in the context of the Squeeze-Out, on the trading day following the expiration date of the Public Buy-Out Offer and for the same compensation as in the Public Buy-Out Offer, i.e. 3.50 euros per Share, 4.51 euros per 2019 OCEANEs and 4.50 euros per 2020 OCEANEs; and

(iv)	authorized the Chief Executive Officer of the Company to execute the affidavits required from the Company in the context of the Offer and, more generally, to carry out the necessary formalities for the accomplishment of the Offer.

The board of directors noted that, mainly for practical reasons, the independent members of the board of directors who own Securities held of record or beneficially owned by such independent members do not intend to tender them to the Public Buy-Out Offer and that, in any case, they will have their Securities transferred to Nokia in the context of the Squeeze-Out”

In the course of reaching its determination that the Offer is in the best interests of Alcatel Lucent, its employees and its stakeholders (including Alcatel Lucent shareholders and holders of OCEANEs) and its recommendation that holders of the Securities accept the Public Buy-Out Offer and tender their Securities into the Public Buy-Out Offer, Alcatel Lucent’s board of directors considered numerous factors, including the factors specified in the foregoing discussion.

An unofficial English translation of the full text of the Independent Expert Report, dated September 5, 2016, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the report, is fully reproduced in Section 5 of the draft joint offer document, and Alcatel Lucent urges holders of the Securities to carefully read the Independent Expert Report in its entirety.

The Offer is being made exclusively in France and in the United States.

This press release dos not constitute an offer to the public.

This press release is not intended for circulation in countries other than France and the United States, subject to the publication of this press release on the Offeror’s website pursuant to applicable regulations. The circulation of this press release, the Offer or acceptance of the Offer may be subject to specific regulations or restrictions in some countries. Persons in possession of this document must comply with the restrictions applicable in their countries. Consequently, persons in possession of this press release are responsible for informing themselves on potential applicable local restrictions and for complying with such restrictions. Nokia and Alcatel Lucent accept no responsibility for any violation of such restrictions by any person.